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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WHITE KNIGHT RESOURCES LTD.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
963900105
(CUSIP Number)
Robert Ross McEwen
c/o US Gold Corporation
3rd Floor, 99 George Street
Toronto, Ontario
Canada M5A 2N4
With copies to:
George A. Hagerty, Esq.
Christopher J. Walsh, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	963900105	Page	1	of	4

1	NAMES OF REPORTING PERSONS: Robert Ross McEwen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canadian citizen

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0- shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 963900105	13D	Page 2 of 4

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Robert Ross McEwen (“McEwen”) with respect to the common stock, no par value (the “Common Stock”), of White Knight Resources Ltd., a company existing under the laws of British Columbia, Canada (“White Knight”). This Amendment No. 1 amends the original Schedule 13D as specifically set forth.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended as follows:
McEwen no longer owns any Common Stock. All funds utilized to make prior purchases were from McEwen’s personal funds.
Item 4. Purpose of the Transaction.
Item 4 is hereby amended as follows:
(a) — (b) On March 23, 2007, US Gold Corporation (“US Gold”) and US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.” and together with US Gold, the “Offerors”) announced that they had instructed the depository to accept for purchase all shares of Common Stock validly tendered and not withdrawn in connection with their previously announced tender offer (the “Offer”) for all the outstanding shares of Common Stock in exchange for 0.35 of an exchangeable share of Canadian Exchange Co. for each outstanding share of Common Stock. McEwen tendered all of his shares of Common Stock in connection with Offer and ceased to own any shares of Common stock on March 23, 2007.
McEwen is the Chairman of the Board and Chief Executive Officer of US Gold, but disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Offerors. The purpose of the Offer was for the Offerors to acquire sufficient shares of Common Stock to enable the Offerors to acquire any remaining outstanding shares of Common Stock through a statutory plan of arrangement or similar transaction under Canadian law. The Offerors intend to undertake such a transaction, which would also result in the acquisition of all remaining outstanding shares of Common Stock.
As a result of the acquisition by the Offerors of the shares of Common Stock, the Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Offerors intend to cause all necessary steps to occur in order to effect such termination of registration.
After the acquisition by the Offerors of the shares of Common Stock, Robert R. McEwen, Ann S. Carpenter and William F. Pass, who are each officers and directors of the Offerors, became the officers and directors of White Knight.
Except as set forth in this Item 4, McEwen has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.

CUSIP No. 963900105	13D	Page 3 of 4

Item 5 is hereby amended as follows:
     (a) — (b) Following the take up by the Offerors on March 23, 2007 of the shares of Common Stock tendered by McEwen in connection with the Offer, McEwen is the beneficial owner and has sole voting and dispositive power with respect to 0 shares of Common Stock, constituting approximately 0% of the issued and outstanding shares of Common Stock.
     (c) Other than the take up of McEwen’s shares of the Common Stock as described above, there have been no transactions with respect to the Common Stock effected during the past 60 days by McEwen.
     (d) Not applicable.

CUSIP No. 963900105	13D	Page 4 of 4

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2007

By:	/s/ Robert Ross McEwen
	Name:	Robert Ross McEwen